UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 30, 2015	Commission File Number: 0-28792

CANALASKA URANIUM LTD.

(Translation of registrant’s name into English)

#1020 – 625 Howe Street, Vancouver, B.C. V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes: _____ No: __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Uranium Ltd.

Registrant

”Dianne Szigety”

Dianne Szigety (Corporate Secretary)

April 30, 2015

Date

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CanAlaska Uranium Ltd. (the “Company”)

Suite 1020 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2. Date of Material Change

December 27, 2013

Item 3. News Release

The news release was disseminated through Canada News Wire on December 27, 2013.

Item 4. Summary of Material Change

Effective December 27, 2013 the Company’s shares were delisted from the Toronto Stock Exchange and on December 30, 2013 the Company’s shares were listed for trading on the TSX Venture Exchange.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102 state the reasons for such reliance.

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

Dianne Szigety, FCIS

Corporate Secretary

CanAlaska Uranium Ltd., Ph +1-604-688-3211

Item 9. Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of December, 2013.

CanAlaska Uranium Ltd. CVV – TSX-V CVVUF – OTCQB DH7 – Frankfurt

Change of Status Report

(In accordance with Section 11.2 of National Instrument 51-102)

CanAlaska Uranium Ltd. (the “Company") hereby provides notice that it has become a

“venture issuer", as defined in National Instrument 51-101 - Continuous Disclosure Obligations, effective as of December 30, 2013 in connection with the delisting of the

Company’s shares from the Toronto Stock Exchange and the listing of its common shares on the TSX Venture Exchange.

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Appoints Honorable Kathleen Kennedy Townsend as Director

Vancouver, Canada, January 7th 2014 - CanAlaska Uranium Ltd. (TSX-V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that the Honorable Kathleen Kennedy Townsend, Director at The Rock Creek Group and Lieutenant Governor of Maryland from 1995 to 2003, has been named to the Company's Board of Directors effective immediately. In connection with Ms. Townsend’s appointment, the Company has granted an incentive stock option to acquire up to 400,000 common shares at $0.12 per share exercisable for a five year period.

"We look forward to Kathleen's insight and guidance as a member of the CanAlaska’s board as well as a member of the board's Audit Committee," said Ambassador Thomas Graham, Jr., Chairman. "She is capable of assisting CanAlaska on many fronts as it works to discovery on its extensive landholdings, and with its International Joint Venture partners".

"CanAlaska’s portfolio of advanced uranium projects in the Athabasca Basin, and its support by major international corporations, provides a unique opportunity to become successful in the discovery of new large-scale supplies of uranium. CanAlaska has diligently carried out exploration in the Athabasca since 2005, and has reached the point where the discovery process is near complete. The Company has prioritized and developed its relationship with the local communities and with direct involvement in exploration on and near traditional lands. The Athabasca basin hosts the world’s richest uranium mines, and this places the discovery of new mines in an exciting and unique economic, political and social environment. I'm excited to be a part of these developments," commented Ms. Townsend.

Ms. Townsend has a long history of accomplishments in the public and private sectors. She is a Director at The Rock Creek Group, a Washington, D.C. based investment advisor founded by the former treasurer of the World Bank. She was the State of Maryland's first woman Lieutenant Governor. She had responsibility for a multibillion-dollar budget and oversight of major cabinet departments. Before her 1995 election, Ms. Townsend served as Deputy Assistant Attorney General of the United States. She led the planning to put 100,000 police officers into communities and she ignited the Police Corps, a program to give college scholarships to young people who pledge to work as police officers for four years after graduating. Earlier in her career, Ms. Townsend served as the founder and director of the Maryland Student Service Alliance.

Ms. Townsend is an honors graduate of Harvard University, and earned her law degree from the University of New Mexico. While there she contributed a Law Review article on the rehabilitation of uranium mine sites. She has received 12 honorary degrees. A member of the bar in Maryland, Connecticut and Massachusetts, she is also a certified broker-dealer and author.

President Peter Dasler, M.Sc., P Geo. is pleased to welcome Ms. Townsend. Shareholders and investors can review detailed information on all the Company’s 18 uranium projects and joint ventures on the Company’s website at www.canalaska.com.

News Release	Page 1	Jan 7th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Jan 7th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Kasmere Sales Agreement

Vancouver, Canada, April 1, 2014 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company East Resource Ltd. for a cash payment of Cdn$1,800,000.

East Resource and CanAlaska have had ongoing activities and relationships in the Athabasca region since 2009, including an exploration Letter of Intent on the adjacent NW Manitoba project (currently under option from CanAlaska to MPVC Ltd), and an exploration option on CanAlaska’s Poplar project on the north rim of the Athabasca basin.

CanAlaska will assist East Resource with the exploration of the property, and will retain a NSR on any future production. The NSR will have a CDN$20,000,000 one-time pre-production purchase option.

President Peter Dasler commented “We are very pleased to be able to enter into this agreement with East Resource, so as to allow significant exploration on this exciting project. Historical exploration work gives us evidence of surface uranium and gold mineralization. Additionally, sparse historical drilling carried out in the 1970’s intercepted uranium mineralization. These known uranium zones are priority targets for new exploration. The cash payment will significantly strengthen CanAlaska and assist with the Company’s plan to concentrate on more rapid exploration of its core Japanese and Korean joint ventures at West MacArthur and Cree East, within the Athabasca basin. CanAlaska retains the large Kasmere North project, adjacent to the northeast, as well as its interest in the NW Manitoba Project, which MPVC has recently financed, and is in the process of planning a field work program.”

News Release	Page 1	Apr 1st, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

CanAlaska is currently concentrating on further property options and joint ventures under multiple CA agreements, as well as planning for the continued drill testing of the Cree East project targets, as early as summer 2014. At the current time geophysical crews, working for the Cree East JV are on the property collecting detailed information for the next drill program.

The qualified technical person for this news release is Peter Dasler, P. Geo.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Apr 1st, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

STRONGLY ANOMALOUS RADON RESULTS RECEIVED FROM MPVC NW MANITOBA PROJECT

Vancouver, Canada, April 9, 2014 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that MPVC Inc. has received highly anomalous radon results of a recently completed, land-based survey over the Maguire Lake area. This is located within MPVC’s Northwest Manitoba uranium project which was recently optioned from CanAlaska.

Radon survey result highlights

The radon survey was undertaken using 3,550 cups from AlphaTrack Services Ltd. every 25 metres along lines spaced 200 m apart covering a three-by-10-kilometre area. This is one of seven anomalous areas within the project previously outlined by CanAlaska. This radon survey has defined a number of distinct anomalies:

•	Long linear trends, with strike lengths in some cases over four km and approximately 100 to 200 metres wide; anomalies appearing to be conformable to the other geophysical anomalies, such as the VTEM and aeromagnetic data;
•	Areas (approximately 400 by 800 metres) of significantly elevated radon flux (in excess of three times background); a number of these coincident with known gravity lows and resistivity lows previously identified at Maguire Lake; largest anomalous zone outlined located on the southeast shore of Maguire lake in an area previously not known to be mineralized; values in this new zone typically three to four times background with a high of 1,484 tracks per square millimetre (T/mm2) (10 times background);
•	Islands within Maguire Lake; one island in particular appearing to exhibit noticeable elevated radon levels and this island has numerous mineralized boulders (up to 66 per cent triuranium octoxide (U3O8)) on it as well as radioactive outcrops (up to 9.5 per cent U3O8); such mineralized outcrops evident on two of the larger islands and both of these islands have elevated radon values.

Property geology

This survey was conducted on a small portion of the 143,603-hectare project located along the Saskatchewan/Manitoba border. The licences are located along an extension of a trend which contains most of the significant uranium mines and deposits within Saskatchewan. An airborne VTEM survey of the licences defined a 35 km long linear conductor traversing the project which is interpreted to reflect a graphitic unit which would be a strong reductant which is important for the formation of uranium mineralization. The project area is underlain by rocks of the lower Proterozoic-age Wollaston domain, comprising pelites, graphitic pelites and calc-silicates similar to those associated with the uraniferous unconformity zones found in Saskatchewan's Athabasca basin. A significant difference is that uranium mineralization outcrops within the company's project area rather than being deeply buried as is the case with many deposits in the basin.

News Release	Page 1	Apr 9th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Fundamentals of the radon technique

The use of radon gas detectors to identify uranium mineralization is known and has been in use since the 1960s. As uranium decays, daughter products are produced which include radon gas. Radon is itself radioactive with a half-life of 3.8 days and as it decays it emits alpha particles. As a gas radon has much greater mobility than uranium and radium, which are essentially fixed as solid matter in rocks and soils. Radon migrates to the surface through fractures and pore spaces and the greater the porosity and degree of fracturing the further it can travel before the radon gas decays. Due to differences in the rate of radon gas travel, atmospheric effects and the groundwater table radon results are qualitative rather than quantitative. The radon method has become a primary exploration tool in the Athabasca basin and has successfully identified buried uranium occurrences in many geological environments including the recent Paterson Lake South (Fission Uranium Corp.) discovery. The AlphaTrack method uses alpha particle-sensitive film attached to the inside of a small plastic sample cup. When an alpha particle hits the film it leaves a track. The cups are buried for approximately 30 days after which they are retrieved and returned to AlphaTrack Services Ltd. The detectors are then processed and the number of tracks are recorded. The number of tracks counted per square millimetre (T/mm2) is proportional to the radon level in the hole in which the cup is placed. These results are normalized to 30 days of exposure.

Maguire Lake radon results

In general, the AlphaTrack radon results from Maguire Lake have revealed a number of patterns that are consistent with the known geological and geophysical trends and mineralized outcrops. Many significant radon anomalies have been identified, some of these correspond to known geological features and some are new. The results are best evaluated in comparison with the background value, which at Maguire Lake is approximately 150 T/mm2. The individual cup readings varied from less than 10 T/mm2 up to 3,306 T/mm2. The distribution of results is shown in the associated table.

RESULTS DISTRIBUTION

Number of Detectors	Times Background (greater than 150 T/mm2
395	2x
130	3x
63	4x
30	5x
14	6x
8	7x
3	8x
3	9x
2	10x
1	22x
News Release	Page 2	Apr 9th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

A number of radon trends observed are open ended both to the southwest and to the northeast as are the other geophysical trends (VTEM and aeromagnetics). Further work needs to be done to determine the nature and extent of these anomalies.

Summary upcoming work

MPVC reports that its geologic team is most encouraged by the distribution of radon, resistivity, magnetic and gravity anomalies which are prime drill targets for uranium mineralization. The next stage in its exploration program at Maguire Lake is to carry out a radon survey in the lake itself. Radonex Ltd. has been contracted to commence this survey immediately. Once completed these data together with the land-based AlphaTrack data will provide a radon flux map for the entire area. A drill program is planned to commence at the end of April once the Radonex survey over Maguire lake is nearing completion. Drilling permits are in place and valid until July, 2014.

The technical information and results reported here have been reviewed by Chad Ulansky, PGeol, a qualified person under National Instrument 43-101, who is responsible for the technical content of this release.

A location map of the NW Manitoba Property can be found on CanAlaska’s website at: http://www.canalaska.com/s/News.asp?ReportID=524098

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 3	Apr 9th, 2014

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

CanAlaska Uranium Ltd. (the “Company”)

Suite 1020 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2. Date of Material Change

April 1, 2014

Item 3. News Release

The news release was disseminated through Canada News Wire on April 1, 2014.

Item 4. Summary of Material Change

The Company entered into a binding agreement to sell its interest in the Kasmere South Project in northwestern Manitoba for a cash payment of $1,800,000.

Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102 state the reasons for such reliance.

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

Dianne Szigety, FCIS

Corporate Secretary

CanAlaska Uranium Ltd., Ph +1-604-688-3211

Item 9. Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of April, 2014.

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

More Encouraging Results from NW Manitoba Uranium Project

Vancouver, Canada – May 8, 2014 – Canalaska Uranium Ltd. (TSXV: CVV) is pleased to report that MPVC Inc. (TSXV: “UNO”, “MPVC”, the “Company”) has reported the receipt of highly anomalous results from a recently completed, radon in water survey over Maguire Lake. This is located within CanAlaska Uranium’s Northwest Manitoba Uranium project which was optioned to MPVC (See news release dated September 26, 2013).

“Radon In Water Survey Highlights

MPVC's radon in lake water survey is now complete at Maguire Lake, located within the 143,603 hectare Northwest Manitoba project. The radon survey was conducted by RadonEx Exploration Management of St. Lazare, Quebec and comprised of 1,399 samples collected over the 10km length of Maguire Lake. Sample stations were located at 25m intervals along lines spaced at 200m.

To date only preliminary results have been received from RadonEx, and RadonEx has advised the Company that these results may be subject to minor adjustments when the data is normalized. It is expected that the results could increase or decrease by up to 10%.

The radon in water results are exceptionally high. To the author's knowledge the only survey to have higher radon in water results is the Patterson Lake South survey which outlined Fission Uranium's recent exceptional uranium discovery. At Maguire Lake the radon in water results ranged from -124 to 573 picocuries per litre (pCi/L). Of the 1,399 samples, 41 samples had results greater than 100 pCi/L, 14 samples had results greater than 200 pCi/L, 8 samples had results greater than 300pCi/L and 4 samples had results greater than 400pCi/L.

Of significant note, these results extend linear trends defined by the AlphaTrack Services' radon in soil survey previously completed over the land portions of the 10km x 3km Maguire Lake survey area. Similar to the AlphaTrack survey the Radonex results show that the survey area in general has an elevated radon gas content, potentially reflecting buried uranium occurrences at depth.

Radon Anomalies and Geophysical Survey Results

The Maguire Lake area has had an airborne magnetic / VLF / radiometric survey flown in 2006, an airborne VTEM survey by Geotech in 2007 and a limited ground gravity survey in 2012. MPVC contracted Initial Exploration Services to complete a ground gravity survey to fill in the missing areas of the previous gravity survey to provide complete gravity coverage over Maguire Lake. The field collection of the gravity data is now complete and the company is awaiting the results.

News Release	Page 1	Apr 9th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

The 2006 airborne magnetic survey outlined broken and repeated magnetic units thought to represent folded and faulted units. Faulting can provide the structural pathway for mineralizing fluids to travel. The VTEM survey in 2007 identified a 35km long linear conductive unit, which parallels the northern shore of Maguire Lake and lies within the radon survey area. This conductor is thought to reflect a graphitic unit, which could act as a reductant, causing uranium to precipitate out of the mineralizing fluids. Within the existing ground gravity coverage there are several gravity lows. These gravity lows could represent the alteration haloes in rocks near where mineralizing fluids are present. This alteration typically decreases the density of the rocks, thereby producing a gravity low.

The combination of both the radon and geophysical results have identified numerous potential drill targets that could contain significant uranium mineralization within the Maguire Lake focus area. The highly prospective nature of the Maguire Lake area is borne out by the previous prospecting results that have identified in situ mineralization of up to 9.5% U3O8 and boulders containing in excess of 65% U3O8.

Future Work

A rotary air blast drill is set to be mobilized to the project. It is expected to be on site in the near future. In addition, a state of the art high resolution gamma spectrometer system is being mobilized to site to analyze drill cuttings for uranium and its daughter products. The system is intended to be utilized to detect young uranium which is not radioactive and therefore not detectible with other field instruments. The spectrometer is also capable of detecting radon which has a half life of 3.8 days and lead 210 which has a half life of 22 years. With this instrument the Company will be able to provide near real time results to guide its ongoing exploration.

If the shallow but quick rotary air blast drill does not intersect uranium mineralization in the bedrock underlying glacial tills, the detection of anomalous young uranium, radon or lead 210 ascending along fractures would signal the presence of an uranium deposit at depth. A core drill unit capable of penetrating to depths of 1,000 meters is presently being mobilized to the site so that potentially deeper deposits detected with the new instrumentation can be tested.

The technical information and results reported here have been reviewed by Chad Ulansky, PGeol, a qualified person under National Instrument 43-101, who is responsible for the technical content of this release.”

News Release	Page 2	Apr 9th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

A location map of the NW Manitoba Property can be found on CanAlaska’s website at:

http://www.canalaska.com/s/News.asp?ReportID=524098

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV–-TSX-V, CVVUF--OTCBB, DH7F--Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 3	Apr 9th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Cree East Project Drill Target Extended: Drill Ready

Vancouver, Canada, June 18th, 2014 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that the winter geophysics program at the Cree East Project has defined a 1.8 km long graphitic basement EM conductor adjacent to the Zone B quartz ridge uplift and its surrounding large hydrothermal alteration halo. The Cree East Project is a 50/50 joint venture between the Company and a consortium of South Korean companies, comprising Hanwha Corp., KEPCO, KORES and SK Networks.

A drill rig and equipment operated by Cyr Drilling was mobilized to the Zone B target in late April, and is on standby for the next drill program. The Joint Venture has also approved a 5000 metre drill program for the project, subject to funding.

The winter geophysics provided detailed EM coverage of the target area. It localized the graphitic unit to 25 metres south of drill hole CRE088, and shows that the conductor continues 1,300 metres to the north east, well beyond drill hole CRE084. More importantly the EM survey has continued to trace the graphitic conductor in a curving arc 500 metres to the south west, where it abruptly terminates. It is believed that the conductor terminates against a north trending fault, which also is associated with the Zone A target 1.5km away to the north west.

The drill holes at Zone B discovered a major hydrothermal system. At the target the entire 400-metre sandstone column is heavily fractured, clay altered and friable, with large rotated sandstone blocks. Three drill holes could not be completed due to extremely difficult drilling conditions related to the intensely hydrothermally altered aureole in the overlying Athabasca sandstone units. At drill hole CRE084, 400 metres away to the north east there is significant alteration in the basement within graphitic pelite units, with uranium and gold mineralization.

News Release	Page 1	Jun 18th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

See News May 31 2012, http://www.canalaska.com/s/News.asp?ReportID=528209. A recent 43-101 technical report is also available on our Cree Project webpage http://www.canalaska.com/s/Cree_East.asp?ReportID=560708.

The last drill hole in Zone B in March 2012, CRE091, could not be completed because of deteriorating rock and field operating conditions. The drill hole was targeting a zone of major basement offsets (at least 50 metres) in proximity to an EM basement conductor, with zones of clay alteration, de-silicification and zones of rotated sandstone blocks in the sandstone. The hole was stopped at about 150 metres above the unconformity. The drill casing is in place, and the drill rig is at site.

Dr. Karl Schimann, CanAlaska’s V.P. - Exploration commented; “The last drill programs at Zone A and Zone B successfully localized targets in our continued exploration efforts for the discovery of a major unconformity uranium deposit. The recent information from the winter geophysical survey has located the graphitic conductor trace, and helped us understand the deformation of the basement rocks, and the most prospective locations for the deposition of a significant uranium deposit.”

Peter Dasler, President, commented; “This is the largest target that we have seen in our work in the Athabasca, it is good to see the momentum building again on this project. Elsewhere we are active with our exploration partners carrying out geophysics at Patterson Lake, and at NW Manitoba two drills have been mobilized to the property, with summer work due to commence. For the adjacent Kasmere South property we are expecting the balance of the $1.8M cash payment before month end.”

The qualified technical person for this news release is Peter Dasler, P. Geo.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Jun 18th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Kasmere South Uranium Project Sale Completed

Vancouver, Canada, June 30th, 2014 - CanAlaska Uranium Ltd. (TSX-V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has completed the sale of the Kasmere South uranium project in Northern Manitoba to East Resource for a cash payment of $1.8M and a 2.5% net smelter royalty. The royalty has a CDN$20,000,000 one-time pre-production purchase option.

East Resource and CanAlaska have had ongoing activities and relationships in the Athabasca region since 2009 and CanAlaska will assist East Resource with the exploration of the property.

Historical exploration work shows evidence of surface uranium and gold mineralization. Sparse historical drilling carried out in the 1970’s intercepted uranium mineralization. These known uranium zones are priority targets for new exploration.

The cash payment significantly strengthens CanAlaska and assists with the Company’s plan to concentrate on more rapid exploration of its core Japanese and Korean joint ventures at West MacArthur and Cree East, within the Athabasca basin. CanAlaska retains the large Kasmere North project, adjacent to the northeast, (see map) as well as its interest in the NW Manitoba Project, and eleven other uranium projects in the Athabasca Basin in Saskatchewan..

There are active exploration programs on the Company’s Patterson Lake Properties by Makena Resources and the NW Manitoba property which is under option to Northern Uranium Corp. There has been significant preparation field work carried out in the past months, on each optioned property. Currently there are two drills on the NW Manitoba property awaiting the commencement of the summer drill season. The NW Manitoba targets are detailed in Northern Uranium news http://www.northernuranium.com/news/mpvc-receives-final-radonex-results/

News Release	Page 1	Jun 18th, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

The Company is now fully funded for its basic operations for the next 2 years. The Company has concluded the sale of its Reefton Gold project to a private New Zealand company, and will continue the marketing of its non-core uranium, copper and diamond properties located in the Athabasca, Northern Manitoba, British Columbia and Alaska.

The Company`s focus will be the funding of the exploration of its core uranium projects of Cree East and West McArthur in the Athabasca Basin, operated in conjunction with its international Korean and Japanese partners.

The Company has granted incentive stock options to directors, officers and consultants to purchase an aggregate of 573,750 common shares in its capital at $0.18 per share for a two year period.

The qualified technical person for this news release is Peter Dasler, P. Geo.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Jun 18th, 2014

CanAlaska Uranium Ltd.

1020 - 625 Howe Street

Vancouver, British Columbia, V6C 2T6, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

INFORMATION CIRCULAR

(as at August 13, 2014, unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Monday, September 22, 2014, at Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (Pacific Time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (the “Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile or other electronic means of communication or in person by the directors and officers of the Company. The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of the registrar and transfer agent of the Company, Proxy Department, CST Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, by email to proxy@canstock.com, or by fax at (416) 368-2502 (Toll Free: 1-866-781-3111 Canada and US only), not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment or postponement thereof.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Canadian Stock Transfer Company Inc. at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment or postponement of the Meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company and have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly. In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

In the event of an absence of direction to vote the common shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such common shares in favour of:

1.                   Electing the persons proposed to be nominated by management as directors;

2.                   Re-appointing Deloitte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year;

3.	Transacting such further and other business as may properly come before the said meeting or any adjournment or postponement thereof.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

The Company does not know for whom the common shares registered to CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized by the Company at the Meeting. In order to ensure that their common shares are voted at the Meeting, Beneficial Shareholders should carefully follow instructions received from their broker or intermediary. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder, and it is often referred to as a voting instruction form ("VIF"). The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Broadridge Financial Solution, Inc. ("Broadridge"). Broadridge mails a VIF to you in lieu of the form of proxy provided by the Company. The VIF will name the same individuals as the Company's form of proxy to represent Beneficial Shareholders at the Meeting. Beneficial Shareholders have the right to appoint a person (who need not be a Shareholder of the Company) other than the individuals designated in the VIF, to represent Beneficial Shareholders at the Meeting. To exercise this right, Beneficial Shareholders should insert the name of their desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and completed in accordance with the instructions provided on the enclosed VIF and provides appropriate instructions respecting the voting of common shares of the Company to be represented at the Meeting. If a Beneficial Shareholder receives a VIF from Broadridge, the VIF cannot be used to vote common shares of the Company directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have common shares of the Company voted.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

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Notice and Access

The Company is sending meeting materials for the Meeting to shareholders using the "notice and access" provisions of National Instrument 54-101 - Communication with Beneficial Owners. Pursuant to such provisions, the Company provides shareholders with a notice on how they may access the Information Circular electronically instead of providing a paper copy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, and except for the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer of the Company, any proposed nominee for election to the board of directors, or associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

RECORD DATE

The Company has set the close of business on August 13, 2014 as the record date (the “Record Date”) for the Meeting. The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. The Company is authorized to issue an unlimited number of common shares without par value (referred to herein as the “common shares” or the “shares”) of which 22,068,136 shares are issued and outstanding as of the Record Date. Each common share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the common shares of the Company. There are no other classes of voting securities of the Company outstanding.

The quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, shareholders who are entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, and based on the Company’s review of the records maintained by Canadian Stock Transfer Company Inc. and of the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) as at the Record Date, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 5% or more of the voting rights attached to all shares of the Company.

On a show of hands, every shareholder who is present in person and entitled to vote will have one vote, and on a poll, every shareholder present in person or represented by proxy or other proper authority will have one vote for each common share of which he is a holder.

ELECTION OF DIRECTORS

Set Number of Directors

The board of directors of the Company (the “Board”) presently consists of six directors. At the Meeting, management will propose a resolution to set the number of directors for the ensuing year at six.

Election of Directors

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

3

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the Record Date.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on March 15, 2013 any additional director nominations for the Meeting must have been received by the Company in compliance with the Advance Notice Policy no later than the close of business on August 22, 2013.

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Peter Dasler Tsawwassen, BC, Canada President, CEO & Director	President, CEO and Director of the Company.	Sept 20, 2006	286,538(2)
Jean Luc Roy (3)(4)(6) Burkina Faso, Africa Director	Independent Director of the Company (2007-present); COO of Ampella Mining Limited since 2009.	Oct 31, 2007	Nil
Amb. Thomas Graham Jr. (4)(5)(6) Bethesda, MD, USA Chairman & Director	Chairman of the Board since June 3, 2011; Member of the International Advisory Board for the nuclear program of the United Arab Emirates since 2010; Executive Chairman, Lightbridge Corporation (formerly Thorium Power, Ltd.) since 2006.	Mar 30, 2007	20,000
Victor Fern (3)(4)(5)(6) Fond du Lac, SK, Canada Director	Independent Director of the Company; Road Maintenance Supervisor for Athabasca Development Corporation (2009-present).	Mar 25, 2008	Nil
Karl Schimann (5) Vancouver, BC, Canada Vice-President, Exploration and Director	Exploration Manager since 2004 and Vice-President Exploration since June 28, 2007. Member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining, Metallurgy, and Petroleum, the Geological Association of Canada, and the Association of Exploration Geochemists.	Sept 26, 2013	423,375
Kathleen Townsend (3)(6) Shady Side, MD, USA Director	Independent Director of the Company. Member of the Bar, State of Maryland, USA. Managing Director, The Rock Creek Group, a Washington, D.C.-based investor adviser, since 2007; Director, Lightbridge Corporation since 2013.	Jan 7, 2014	Nil

Notes:

(1)	This information has been furnished by the respective directors.
(2)	Of these shares, Peter Dasler holds 179,380 shares indirectly through Bay Geological Inc., a private company wholly-owned by Mr. Dasler.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Corporate Governance Committee.
(6)	Denotes independent director of the Company.

The Board has noted that, based on the historical results of its annual election process, its nominees have consistently received an overwhelming majority of support from shareholders. The Company continues to review and consider, among other things, its director election voting policy, evolving market practices on majority voting policies and best practices in corporate governance, and will make a determination with respect to the adoption of a majority voting policy at the appropriate time.

None of the directors of the Company:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:
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(i)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
(b)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Executive Compensation is required to be disclosed for (i) the Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) the Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year (or three most highly compensated individuals) and whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year (the "Named Executive Officers" or “NEOs”).

The Named Executive Officers of the Company during the most recently completed financial year are Peter Dasler, President and CEO and Harry Chan, Chief Financial Officer. There were no other Named Executive Officers during the most recently completed financial year, as no other employees earned in excess of $150,000 in the financial year ended April 30, 2014.

The Company has a Compensation Committee; the functions of the compensation committee are to review and recommend the compensation of the Named Executive Officers to the Board of Directors. The final decision on the compensation of the Named Executive Officers is made by the Board of Directors in its entirety.

The compensation program of the Company is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Company’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the Named Executive Officers to the overall success and strategic growth of the Company. The compensation program is designed to reward management performance by aligning a component of the compensation with the Company’s business performance and share value. The philosophy of the Company is to pay management a total compensation amount that is competitive with other junior resource companies and is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to reward the executives for their contributions to the achievements of the Company on both an annual and long term basis.

Share Based and Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company’s executive officers, as well as its directors, employees and consultants. The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval. Previous grants of option-based awards are taken into account when considering new grants.

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Compensation Governance

Compensation of the NEOs of the Company is set by the Board as recommended by the Company’s compensation committee (the “Compensation Committee”). The Compensation Committee consists of three independent directors namely Jean Luc Roy (Chair), Victor Fern, and Amb. Thomas Graham, Jr.

The Compensation Committee reviews, on an annual basis, the cash compensation, performance and overall compensation package for each NEO. The Compensation Committee then presents its findings and any recommendations to the Board for consideration and approval, if acceptable to the Board. The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company’s executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company’s objectives. Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance. Once the base salary has been established, it is reviewed by the Compensation Committee on an annual basis. The Committee meets at least annually or more frequently if required. On an annual basis, the Compensation Committee will report to the Board that it is compliant with its Charter.

The Compensation committee has formulated polices that are flexible and reflective of current market conditions, while limiting any risks arising out of compensation practices.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position	Year Ended April 30	Salary ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Peter Dasler President, CEO and Director	2014 2013 2012	120,000 158,885 191,016	14,584 31,238 48,213	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	134,584 190,123 239,229
Harry Chan CFO (1)	2014 2013 2012	100,000 33,333 N/A	4,199 12,640 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	104,199 45,973 N/A

Notes:

(1)	Mr. Chan was appointed CFO of the Company on January 1, 2013. Mr. Chan’s compensation was paid as a management fee.
(2)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:                15.4%

Risk-free rate:                 1.12% to 1.15%

Expected Life                 2.21 to 2.24 years

Expected volatility         113.4% to 118.2%

Expected dividends          0%

Narrative Discussion

During the financial year ended April 30, 2014, the Company had two NEOs: Peter Dasler, the President and CEO of the Company; Harry Chan, the CFO of the Company.

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The Company paid the following compensation to its NEOs for the year ended April 30, 2014:

(a)	A total of $120,000 was paid to Peter Dasler, the President and CEO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as the President and CEO of the Company.

(b)	A total of $100,000 was paid to Harry, the CFO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as the CFO of the Company.

Due to increasingly difficult conditions facing junior uranium exploration, in April 2012 the Company’s management and Board of Directors approved a plan to significantly reduce the overhead of the Company. Employment and consulting contracts with all of the Company’s NEOS were amended or terminated as discussed below. See “Management Contracts”.

Outstanding Share-Based and Option-Based Awards

The following table sets forth details of all awards outstanding for the Company’s NEOs as at the year ended April 30, 2014, and includes awards granted to the NEOs in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	90,000 200,000 45,000 5,000 200,000 144,000	$0.10 $0.50 $0.25 $0.25 $0.25 $0.12	Dec 3/14 Nov 7/14 Aug 13/17 Oct 3/17 Feb 1/18 Nov 5/18	10,350 (1) (1) (1) (1) 13,680	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
656,000
Harry Chan CFO	20,000 17,500 100,000 62,500	$0.10 $0.25 $0.25 $0.12	Oct 28/14 Nov 7/14 Feb 1/18 Nov 5/18	2,300 (1) (1) 5,938	Nil Nil Nil Nil	Nil Nil Nil Nil
200,000
(1)	The Company’s common shares closed at $0.215 per share on April 30, 2014, therefore these options were not in the money as at that date.

The following table sets forth details of the value vested or earned by the Company’s NEOs for all incentive plan awards during the year ended April 30, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Dasler	Nil	Nil	Nil
Harry Chan	Nil	Nil	Nil

Notes:

(1)	The value of the option-based awards vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option. The market value of $0.215 per share is the closing price of the Company’s shares at April 30, 2014.

Termination and Change of Control Benefits

Commencing June 1, 2014 and terminating June 1, 2019, the Company entered into a Contingency Agreement with each of Peter Dasler, the President and CEO of the Company, and Karl Schimann, the Vice-President Exploration of the Company (the “Executive Employees”). See “Management Contracts” below for further details.

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Management Contracts

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

Dasler Employment Agreement

The Company entered into an employment agreement dated August 1, 2012 (the “Dasler Employment Agreement”) with Peter Dasler, President, CEO and a director of the Company. Pursuant to the terms of the Dasler Employment Agreement, Mr. Dasler is paid a monthly retainer fee of $10,000 (the “Fee”) for approximately 60% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

Commencing June 27, 2014 the Company entered into an employment agreement with Mr. Dasler for the payment of a monthly retainer fee of $15,000 (the “Fee”) for approximately 90% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%). The Dasler Employment Agreement may be terminated for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Mr. Dasler terminates the Dasler Employment Agreement.

In addition to the Dasler Employment Agreement, the Company and Mr. Dasler have entered into a Contingency Agreement dated June 27, 2014. The Contingency Agreement governs the termination or modification of Mr. Dasler’s agreement in the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement. The Contingency Agreement can be terminated with 90 days’ written notice. See “Change of Control and Termination Benefits” below for details.

Chan Consulting Agreement

The Company entered into an employment agreement dated February 1, 2013 (the “Chan Employment Agreement”) with Harry Chan, CFO of the Company. Pursuant to the terms of the Chan Employment Agreement, Mr. Chan is paid a monthly retainer fee of $8,333 for approximately 80% of his professional time on a monthly basis. The Fee shall be increased annually, at the discretion of the Company’s Compensation Committee, which increase shall be not less than the greater of: (a) the annual percentage rate of inflation; (b) five per cent (5%).

Schimann Consulting Agreement

The Company entered into a consulting agreement dated August 1, 2012 (the “Schimann Consulting Agreement”) with Schimann Consulting Inc., a company in which Mr. Karl Schimann, a director and Vice-President Exploration of the Company, holds a beneficial interest. Schimann Consulting Inc. was paid a monthly retainer fee of $5,000. This Fee was based on priority access up to 30% (7 days) of Mr. Schimann’s time. Commencing June 27, 2014 the Company entered into an employment agreement with Schimann Consulting Inc. for the payment of a monthly retainer fee of $11,250 (the “Fee”) for approximately 75% of his professional time on a monthly basis. The Fee shall be increased annually at the discretion of the Company’s Compensation Committee. The Schimann Consulting Agreement may be terminated prior to the end of the term by the Company or Schimann Consulting for any reason upon provision of 90 days written notice. The Company may also, in its sole discretion, waive this notice requirement if Schimann Consulting terminates the Agreement.

In addition to the Schimann Consulting Agreement, the Company and Mr. Schimann entered into a Contingency Agreement dated June 27, 2014. The Contingency Agreement governs the termination or modification of Mr. Schimann’s agreement in the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement. The Contingency Agreement can be terminated with 90 days’ written notice. See “Change of Control and Termination Benefits” below for details.

Change of Control and Termination Benefits

Pursuant to the Contingency Agreements between the Company and each of Peter Dasler and Karl Schimann (the “Executive Employees”) referred to above, in the event of a Change of Control the Company shall pay:

(i)	within ten days after the Date of Termination caused by a Change of Control, the Company shall pay to or to the order of the Executive Employee:

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(A)	all accrued unpaid Remuneration earned by the Executive Employee or payable to him by the Company or its subsidiaries on or before the Date of Termination; and

(B)	as partial compensation for the Executive Employee’s loss of employment, an amount equal to the lesser of: (1) three times the Annual Compensation; or (2) a lump sum payment equaling the Remuneration (excluding the value of any cars or club memberships supplied to the Executive Employee) that the Executive Employee would have received or earned if he had continued working until his Retirement.

(ii)	if the Executive Employee holds any options, rights, warrants or other entitlements for the purchase or acquisition of shares in the capital of the Company or any affiliate thereof (collectively, “Rights”), regardless of whether such Rights may then be exercised, or if such Rights would have been issued to the Executive Employee prior to his Retirement or within three years following the Date of Termination (on a basis consistent with the granting of such Rights to other senior executive employees of the Company) if the Executive Employee’s employment had not been terminated, all such Rights shall then be deemed to be granted to the Executive Employee and available for exercise and, if the Executive Employee so elects by notice in writing to the Company, such Rights shall be deemed to have been exercised at the price provided for in such Rights and the Executive Employee shall be deemed to have immediately sold the securities arising from such exercise to the Company for the fair market value thereof (which in the event of dispute shall be determined within 30 days of the delivery of such notice at the Company’s expense by a valuator satisfactory to both the Company and the Executive Employee using such assumptions or methods as such valuator may think in its absolute discretion best reflect the intention of this clause 4.1(e)(ii), and such determination shall be final and binding) and the Company shall pay to the Executive Employee, in the manner and at the time contemplated by clause 4.1(e)(i), the difference between the aggregate exercise price for such securities and their deemed acquisition price to the Company;

(iii)	the Company shall pay, in the manner and at the time contemplated by clause 4.1(e)(i) above, an amount equal to the present value (as determined at the Company’s expense by an actuary acceptable to the Company and the Executive Employee, which determination shall be final and binding) of all pension benefits as they existed at the date of the Control Change or the Date of Termination, whichever is more favourable to the Executive Employee, and any employment and pension benefits to which the Executive Employee would have been entitled had his employment continued until the earlier of the Executive Employee’s Retirement and three years following the Date of Termination, and had his pension benefits been increased in a manner consistent with that the Company’s plans, policies and practices applicable to senior executive employees of the Company during that period;

(iv)	the Company shall not seek in any way to amend the terms of any loans from the Company or its subsidiaries to the Executive Employee;

(v)	the Company shall provide the Executive Employee with job relocation counselling services by a firm chosen by the Executive Employee, at a cost to the Company not exceeding $25,000 for a period of six (6) months following the Date of Termination, provided that the Executive Employee submits receipts or other evidence acceptable to the Company of the cost of such services;

(vi)	the Company shall promptly pay, up to a maximum of 10% of the Annual Compensation, all additional reasonable expenses that the Executive Employee incurs in connection with the Executive Employee obtaining alternative full-time employment (other than those limited under clause 4.1(e)(v)), including the costs associated with relocation by the Executive Employee to obtain such alternative employment, provided that the Executive Employee submits receipts or other evidence acceptable to the Company of such expenses;

(vii)	if, at the Date of Termination, there were any memberships in any clubs, or social or athletic organizations paid for by the Company for the regular use of the Executive Employee, the Company will not take any action to terminate such memberships but need not renew any such membership that expires; and

(viii)	the Company shall pay to the Executive Employee all outstanding vacation pay accrued on or before the Date of Termination.

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“Change of Control” means the occurrence of both:

(i)	the acquisition or continuing ownership of securities (“Convertible Securities”) convertible into, exchangeable for or representing the right to acquire shares of the Company and/or shares of the Company as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the Business Corporations Act (British Columbia) with any such person, group of persons or any of such persons acting jointly or in concert (collectively, “Acquirors”), beneficially own shares of the Company and/or Convertible Securities such that, assuming only the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, the Acquirors would beneficially own shares that would entitle the holders thereof to cast more than 20% of the votes attaching to all shares in the capital of the Company that may be cast to elect directors of the Company; and

(ii)	The exercise of the voting power of all or any such shares so as to cause or result in the election of two or more directors of the Company who are not Incumbent Directors.

Other than as disclosed herein, the Company does not have any other plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEOs, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Amb. Thomas Graham, Jr.	Nil	Nil	11,334	Nil	Nil	11,334
Jean Luc Roy	Nil	Nil	11,174	Nil	Nil	11,174
Victor Fern	Nil	Nil	14,017	Nil	Nil	14,017
Michael Riley	Nil	Nil	2,667	Nil	Nil	2,667
Karl Schimann	81,808	Nil	21,425	Nil	Nil	103,233
Kathleen Townsend	Nil	Nil	36,786	Nil	Nil	36,786

Notes:

(1)	In determining the fair value of the options granted, the Company followed the principles established under International Financial Reporting Standards, which requires the determination of the fair value of options granted using the Black-Scholes methodology. The Black-Scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends. The Company used the following assumptions in determining the fair value of the options:

Forfeiture rate:                 15.4%%

Risk-free rate:                  1.12% to 1.15%

Expected Life                 2.21 to 2.24 years

Expected volatility         113.4% to 118.2%

Expected dividends         0%

Director Compensation - Narrative Discussion

During the year ended April 30, 2014, the directors did not receive directors’ fees, in order to assist the Company in its plans to control its operation costs.

Pension Plan Benefits

As at the year ended April 30, 2014, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans for the NEOs or the other Directors.

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Directors and Officers Insurance

The Company subscribes to a Directors and Officers Liability Insurance plan to a limit of $5,000,000 per claim. The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company. In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company’s Directors and Officers. The Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for Directors of the Company, other than the NEOs, as at the year ended April 30, 2014, and includes awards granted to the Directors in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Amb. Thomas Graham Jr.	60,000 50,000 50,000 167,500	$0.25 $0.25 $0.25 $0.12	Nov 7/14 Apr 30/15 Feb 1/18 Nov 5/18	(1) (1) (1) 15,913	Nil Nil Nil Nil	Nil Nil Nil Nil
425,000
Jean Luc Roy	50,000 100,000 177,500	$0.25 $0.25 $0.12	Nov 7/14 Feb 1/18 Nov 5/18	(1) (1) 16,863	Nil Nil Nil	Nil Nil Nil
425,000
Victor Fern	50,000 50,000 227,500 97,500	$0.25 $0.25 $0.12 $0.18	Nov 7/14 Feb 1/18 Nov 5/18 Jun 30/16	(1) (1) 21,613 3,413	Nil Nil Nil Nil	Nil Nil Nil Nil
425,000
Michael Riley	100,000 50,000 50,000	$0.25 $0.50 $0.25	Sep 26/14 Sep 26/14 Sep 26/14	(1) (1) (1)	Nil Nil Nil	Nil Nil Nil
200,000
Karl Schimann	200,000 5,000 50,000 200,000 324,750	$0.25 $0.25 $0.25 $0.25 $0.12	Nov 7/14 Apr 30/15 Aug 13/17 Feb 1/18 Nov 5/18	(1) (1) (1) (1) 30,851	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
779,750
Kathleen Townsend	400,000	$0.12	Jan 7/19	38,000	Nil	Nil
400,000
(1)	The Company’s common shares closed at $0.215 per share on April 30, 2014, therefore these options were not in the money as at that date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended April 30, 2014, the Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Stock Option Plan as at the end of the last completed financial year:

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Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plan approved by securityholders	3,850,500	$0.20	549,500
Equity compensation plans not approved by the securityholders	-	-	-
Total	3,850,500	$0.20	549,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

National Policy 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. The Company has adopted a Corporate Governance Policy, a copy of which is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com. A copy of the policy may also be obtained by contacting the Company (see “Additional Information”).

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the six members of the Board are independent. The members who are independent are Amb. Thomas Graham Jr., Jean Luc Roy, Victor Fern and Kathleen Kennedy, as they have no direct or indirect material relationship with the Company.

Peter Dasler is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Company. Karl Schimann is not independent by virtue of the fact that he is the Vice-President Exploration of the Company.

Other Principal Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Amb. Thomas Graham Jr.	Lightbridge Corporation (LTBR)
Kathleen Townsend	Lightbridge Corporation (LTBR)

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Directors Attendance Record

The table below discloses meeting attendances of the Directors during the financial year ended April 30, 2014:

Meetings Held During the Reporting Period	Peter Dasler	Jean Luc Roy	Thomas Graham Jr.	Michael Riley	Victor Fern	Karl Schimann	Kathleen Townsend
Board Meeting	4 of 5	4 of 5	5 of 5	3 of 5 (1)	5 of 5	1 of 5 (2)	1 of 5 (3)
Audit Committee	N/A	3 of 4	3 of 4 (4)	1 of 4 (5)	2 of 4 (6)	N/A	1 of 4 (7)
Compensation Committee	N/A	1 of 1	1 of 1	N/A	1 of 1	N/A	N/A
Corporate Governance Committee	N/A	1 of 1 (8)	N/A	1 of 1 (9)	1 of 1	1 of 1 (10)	N/A

(1)	Mr. Riley ceased to be a director on September 26, 2013.
(2)	Mr. Schimann was appointed a director on September 26, 2013.
(3)	Ms. Townsend was appointed a director of the Company on January 7, 2014.
(4)	Amb. Graham ceased to be a member of the Company’s audit committee on January 7, 2014.
(5)	Mr. Riley ceased to be a member of the Audit Committee on September 26, 2013.
(6)	Mr. Fern was appointed a member of the Audit Committee on January 7, 2014.
(7)	Ms. Townsend was appointed a member of the Audit Committee on January 7, 2014.
(8)	Mr. Roy ceased to be a member of the Corporate Governance Committee on January 15, 2014.
(9)	Mr. Riley ceased to be a member of the Corporate Governance Committee on September 26, 2013.
(10)	Mr. Schimann was appointed a member of the Corporate Governance Committee on January 15, 2014.

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent Directors are in attendance at all Board meetings. Amb. Thomas Graham Jr. is the Chairman of the Board (the “Chairman”). The Chairman encourages open and candid discussions among the independent directors and when it is appropriate, the non-independent directors may be asked to leave the Boardroom during particular discussions. At the Audit Committee meetings held for the approval of the Company’s audited financial statements and MD&A, the Chairman of the Audit Committee holds an in-camera meeting with the auditors without management being present.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibility of all board members. The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies. A copy of the board mandate can be found on the Company’s website at www.canalaska.com.

Position Descriptions

The position descriptions for the chairs of each Board committee are contained in the committee charters. The Board has three committees; the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee. The Board has not developed a written position description for the Chairman of the Board; however, the role of the chairman of the Board is well established. The responsibilities of the Chairman include the efficient operation of the Board and providing leadership to the Board, as well as to chair meetings of the Board.

The Board has not developed a written position description for the CEO. The Board delineates the role and responsibility of the CEO through strategic planning sessions that occur at the scheduled Board meetings.

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Orientation and Continuing Education

New directors are provided with copies of previous board minutes and key documents including the Company’s Disclosure Policy, Code of Ethics, Advance Notice Policy and Health and Safety Policy. New directors are made familiar with the Board Mandate, and the Governance Policies that are posted on the Company’s website. New directors are encouraged to ask questions to clarify any issues that they may have with respect to theirs roles and responsibilities as a director. The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Code of Ethics

The Company has adopted a Code of Ethics (“COE”) which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors. The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics. A copy of the COE is provided to all individuals associated with the Company, including outside contractors.

The COE establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and health and safety.

A copy of the COE is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com, or by contacting the Company directly (see “Additional Information”).

Nomination of Directors

There currently is not a formal procedure with respect to the nomination of directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•         Corporate Governance Committee

•         Compensation Committee

•         Audit Committee

Corporate Governance Committee

During the financial year ended April 30, 2014 the Corporate Governance Committee was comprised of three directors; Amb. Thomas Graham, Jr. (Chairman), Victor Fern and Karl Schimann.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

  identifying suitable corporate governance policies

regulating Board organization and other committee structures assessing potential candidates for nomination to the Board reviewing the performance of the Board
  overseeing selection and appointment of the CEO
  developing suitable policies for management succession
  specifying Board composition and qualifications

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Compensation Committee

During the financial year ended April 30, 2014, the Company’s Compensation Committee was comprised of three directors: Jean Luc Roy (Chairman), Victor Fern and Amb. Thomas Graham, Jr. None of the members of the Compensation Committee are officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the Compensation Committee with fulfilling its responsibilities. The main duties of the Compensation Committee include:

•         reviewing the compensation and benefits of the directors and executive officers;

•         reviewing and recommending the compensation of the CEO, and other senior management;

•         reviewing and recommending, subject to Board approval, stock option allocations to employees and management;

•         reviewing and authorizing public disclosure of executive compensation;

•         approving any special compensation arrangements;

•         reviewing compensation practices annually or as required; and

•         reviewing the Compensation Committee charter on an annual basis.

Compensation Committee Charter

A copy of the Compensation Committee Charter is available on the Company’s website at www.canalaska.com and may also be obtained by contacting the Company (see “Additional Information”).

Audit Committee

Pursuant to the provisions of NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, all of whom must be independent. The Company must also have a written Audit Committee charter which sets out the duties and responsibilities of its Audit Committee.

Audit Committee Charter

A copy of the Audit Committee Charter is available on SEDAR at www.sedar.com, on EDGAR at www.edgar.com and is also available on the Company’s website at www.canalaska.com. A copy of the Audit Committee Charter may also be obtained by contacting the Company (see “Additional Information”).

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Jean Luc Roy, Kathleen Townsend and Victor Fern. Mr. Roy is the Chairman of the Audit Committee and is the financial expert. All of the Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy is Chairman and an independent member of the audit committee and is financially literate. Mr. Roy has an understanding of IFRS and financial statements. He has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves. In addition he has the background and experience to deal with the complexity of accounting issues that can be reasonably raised by the Company’s financial statements. Mr. Roy has an understanding of internal controls and the functioning of the audit committee and has experience overseeing the financial reporting function. Mr. Roy has been a director or executive officer of several exploration and mining companies for the past 20 years. Mr. Roy was the past President and CEO of El Nino Ventures Inc. Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd., an Australian-listed company focused on gold exploration in West Africa, with their flagship property, Batie West.

Victor Fern is an independent member of the audit committee and is financially literate. Mr. Fern has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.

Kathleen Townsend is an independent member of the audit committee and is financially literate. Ms. Townsend has the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves.

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She is a Managing Director at the Rock Creek Group, an investment management company. Ms. Townsend founded the Center for Retirement Initiatives at the McCourt School of Public Policy at Georgetown University, where she is a Research Professor. As the State of Maryland’s first woman Lieutenant Governor, Ms. Townsend was in charge of a multimillion dollar budget and had oversight of major cabinet departments, including Economic Development and Transportation, State Police, Public Safety and Correction and Juvenile Justice. Prior to being elected Lt. Governor, Ms. Townsend served as Deputy Assistant Attorney General of the United States.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm, Deloitte LLP, for various services in Canadian Dollars.

Financial Year Ended	Audit Fees	Audit-Related Fees (1)	Tax Advisory Fees (2)	All Other Fees
2014	$45,000	$20,910	$28,623	$Nil
2013	$40,000	$24,610	$17,280	$Nil
(1)	These additional services relate to review of the Company’s SEC Form 20-F and the audit of the financial statements of the Company’s subsidiaries for the years ended April 30, 2014 and April 30, 2013.

(2) Services rendered for tax compliance, tax advice or tax planning.

Assessments

Regular director assessments have not been conducted with respect to the effectiveness and contribution of the board members. The Board believes that such formal assessments are not appropriate for its members at this stage of the Company’s development. The Board as a whole conducts informal evaluations of the performance and effectiveness of the members as a whole.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recent financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

RE-APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company at remuneration to be fixed by the Board.

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PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements and Auditor’s Report

The Board has approved the audited consolidated financial statements for the fiscal year ended April 30, 2014, together with the auditor’s report thereon, copies of which have been sent to those shareholders who have requested receipt of same. Copies of these materials are available on SEDAR at www.sedar.com, EDGAR at www.edgar.com and the Company’s web site www.canalaska.com.

2.	Re-Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Company’s shareholders.

3.	Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at six.

4.	Election of Directors

See “Election of Directors” for details of management’s nominees for election as directors of the Company for the ensuing year.

5.	Transact any other business which may come before the meeting

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company and its operations is available on the Company’s website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com. Financial information concerning the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the Company’s most recently completed financial year, copies of which are also available on SEDAR, EDGAR, and on the Company’s website, or by contacting the Company at its offices located at 1020 – 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada, or by telephone at 1-604-688-3211.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 20th day of August, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

President & CEO

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CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of CanAlaska Uranium Ltd. (the “Company”) will be held at Suite 1020 – 625 Howe Street, Vancouver, BC, V6C 2T6, Canada, on Monday, September 22, 2014, at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2014, and the auditors’ report thereon;

2.	to re-appoint Deloitte LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;

3.	to set the number of directors at six and to elect directors for the ensuing year;
4.	to transact any other business which may properly come before the Meeting.

Management’s Information Circular and form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Company is sending meeting materials for the meeting to shareholders using the “notice and access” provisions of National Instrument 54-101 – Communication with Beneficial Owners. Pursuant to such provisions, the Company provides shareholders with a notice on how they may access management’s information circular for the meeting electronically instead of providing a paper copy.

Shareholders of record at the close of business on August 13, 2014 are entitled to notice of, to attend and to vote at the meeting either in person or by proxy.

DATED at Vancouver, British Columbia this 20th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to: PROXY DEPARTMENT, CST Trust Company, PO Box 721, Agincourt, ON M1S 0A1, by email to proxy@canstockta.com, or by fax at (416) 368-2502 (Toll Free: 1-866-781-3111 Canada & US only), not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof.

NOTIFICATION OF AVAILABILITY OF MEETING MATERIALS

Important Notice Regarding the Availability of Meeting Materials for the Annual General Meeting

(the “Meeting”) of Shareholders of CanAlaska Uranium Ltd. (“CanAlaska”) to be held at Suite 1020,

625 Howe Street, Vancouver, BC, on Monday, September 22, 2014 at 10:00 a.m., Vancouver Time

You are receiving this notice to advise that the Meeting materials for the above noted Meeting are available on the Internet. In accordance with recent changes to Canadian securities laws, CanAlaska has elected to use the notice-and-access mechanism for delivery of the Meeting materials. The use of notice-and-access directly beneﬁts CanAlaska through a reduction in postage and material costs and is also more environmentally friendly because it helps to reduce paper usage.

Follow the instructions below to view the Meeting materials on the Internet. This communication presents only an overview of the more complete Meeting materials that are available to you on the Internet.

— How to Access the Meeting Materials —

How to View Online — You may access the Meeting Materials (proxy circular and annual ﬁnancial statements) on the Internet at:

www.cvvnoticeandaccess.com

How to Receive a Paper Copy — If you want to receive a paper copy of the Meeting materials by mail, you may request one by calling us toll free at 1-888-433-6443 or via email at fulﬁlment@canstockta.com. There is no charge to you for requesting a paper copy. Requests should be received by us no later than September 12, 2014 to ensure you receive the materials in advance of the voting dead-line and Meeting date.

—Matters to be Voted Upon at the Meeting-—

The resolutions to be voted on at the Meeting are listed below along with the section within the Information Circular for the Meeting where disclosure regarding the matter can be found:

1. to elect directors for the ensuing year — see “Election of Directors”;

2. to appoint auditors for the ensuing year — see “Re-Appointment of Auditors”.

— How to Vote —

To vote your CanAlaska shares, you must vote in accordance with the instructions on the enclosed Form of Proxy or Voting Instruction Form by the deadline noted on the Form of Proxy or Voting Instruction Form. CanAlaska must receive your vote before 10:00 a.m. (Vancouver time) on Thursday, September 18, 2014, or, if the Meeting is adjourned, forty eight (48) hours (excluding Saturdays, Sundays and holidays in the Province of British Columbia) before the Meeting.

- You are reminded to review the Meeting materials before voting -

If you have questions regarding the availability of Meeting materials or Notice-and-Access,

call CST Trust Company toll free at 1-888-433-6443.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “MEETING”) OF

CANALASKA URANIUM LTD.

TO BE HELD AT: 1020 – 625 Howe Street

Vancouver, BC V6C 2T6

ON: Monday, September 22, 2014

AT: 10:00 a.m. Pacific Time

The undersigned shareholder of the Company hereby appoints, Peter Dasler, President of the Company, or failing this person, Dianne Szigety, Corporate Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the undersigned shareholder with the power of substitution to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned shareholder as specified herein.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (for full details of each item, please see the enclosed Information Circular dated August 20, 2014 (the “Circular”))

Please indicate your proposal selection by placing an “X” in the appropriate space with blue or black ink only.

	For	Against	Withhold
1. Receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2014, and the auditors’ report thereon			N/A
2. Re-appoint Deloitte LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration		N/A
3. Set the number of directors at six (6)			N/A
4. Elect as Director, Peter Dasler		N/A
5. Elect as Director, Amb. Thomas Graham, Jr.		N/A
6. Elect as Director, Jean Luc Roy		N/A
7. Elect as Director, Victor Fern		N/A
8. Elect as Director, Karl Schimann		N/A
9. Elect as Director, Kathleen Townsend		N/A
10. Grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2. If you are a registered shareholder and you wish to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

3.	If you cannot attend the Meeting but wish to vote on the resolutions, you have the right to appoint a person or company other than the designees of management named herein, who need not be a shareholder of the Company, to vote according to your instructions. To appoint someone other than the designees of management named, please insert your appointed proxyholder's name in the space provided, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, this proxy confers discretionary authority upon your appointed proxyholder.

4.	If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.

5.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy, or any other matters which may properly come before the Meeting, the securities will be voted by the appointed nominee as he or she in their sole discretion sees fit.

6.	If you vote on the resolutions and return your proxy, you may still attend the Meeting and vote in person should you later decide to do so. To attend the Meeting and vote, you must revoke your former proxy. If you are a registered shareholder and you wish to revoke your proxy, you may do so by depositing a letter to that effect and delivering it to the offices of Canadian Stock Transfer, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting.

7.	In order to be entitled to vote or to have its shares voted at the Meeting, a shareholder which is a corporation (a "Corporate Shareholder") must either (a) attach a certified copy of the directors' resolution authorizing a representative to attend the Meeting on the Corporate Shareholder's behalf, or (b) attach a certified copy of the directors' resolution authorizing the completion and delivery of the proxy. Only a Corporate Shareholder of record on August 22, 2013, the authorized representative of which attends the Meeting pursuant to a certified copy of the directors' resolution authorizing such representative, or which has completed and delivered a proxy as authorized by a certified directors' resolution, in the manner and subject to the provisions set forth herein, will be entitled to vote or to have its shares voted at the Meeting.

To be represented at the Meeting, this proxy must be received at the office of CST Trust Company by mail, by hand, by email (scan and send your signed proxy to proxy@canstockta.com) or by fax (1-866-781-3111 toll free in North America, or 416-368-2502) no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof. The Chairman of the Meeting may waive the proxy cut-off without notice. The mailing address of CST Trust Company is Proxy Department, PO Box 721, Agincourt, Ontario, M1S 0A1, or the address for delivery by hand is 320 Bay Street, Banking Hall Level, Toronto, Ontario.

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Uranium Launches Trading on OTCQB

Vancouver, Canada, September 2, 2014 - CanAlaska Uranium Ltd. (TSX-V: CVV) (OTCQB: CVVUF) (“CanAlaska” or the “Company”) is pleased to announce that its common shares have been approved for trading in the United States on the OTCQB Marketplace under the symbol, CVVUF. The listing on the OTCQB enables greater trading information and exposure with further accessibility to our US shareholder base.

CanAlaska will also continue to trade on the TSX Venture Exchange under its existing symbol, CVV. Shareholders are also advised that, due to new Canadian Regulations, they are required to visit the Company website and OPT-IN to receive continued direct feed of News Release information from the Company.

The Company is anticipating exploration news from its two active exploration projects in the Athabasca region. Makena Resources has recently completed geophysics work on its Patterson Lake Option, and Uranium North has just announced the restart of drilling at the NW Manitoba project. In addition, the Company is in multiple discussions with third parties on additional project options and sales. The heightened interest is partly in response to the recent rise in the spot price of uranium sales.

During September and October the Company will be exhibiting and presenting at the Toronto Investment Conference, and at the New Orleans Investment Conference. Additional news and profile information is available on the Company’s website www.canalaska.com, and on the Uranium Investing news website.

The OTCQB is the venture stage marketplace for smaller or early-stage companies that report to a U.S. regulator such as the SEC or FDIC. The OTCQB is the middle tier of the three marketplaces for trading over-the-counter stocks provided and operated by the OTC Markets Group. The OTCQB has replaced the Financial Industry Regulatory Authority (FINRA)-operated OTC Bulletin Board (OTCBB) as the main market for trading OTC securities that report to a U.S. regulator.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCQB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

News Release	Page 1	Sept 2, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

For more information, visit www.canalaska.com

Should you wish to receive company news & updates from CanAlaska, please OPT-IN by clicking on the following hyperlink: OPT-IN CanAlaska Uranium Ltd.

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Sept 2, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Announces Results of the

Annual General Meeting of Shareholders

Vancouver, Canada, September 23, 2014 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is providing a summary of the voting results of the Annual General Meeting held September 22, 2014.

Incumbent directors, Peter Dasler, Jean Luc Roy, Ambassador Thomas Graham, Jr., Victor Fern, Karl Schimann and Kathleen Townsend were re-appointed directors for the ensuing year. The Company’s auditors, Deloitte LLP, were re-appointed for the ensuing year.

On September 25 and 26, 2014 CanAlaska Uranium will be exhibiting at the Canadian Investor Conference being held at the Sheraton Centre Toronto Hotel in Toronto, Canada.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCQB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi

Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Should you wish to receive company news & updates from CanAlaska, please OPT-IN by clicking on the following hyperlink: OPT-IN CanAlaska Uranium Ltd.

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	Sept 23, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Grants Incentive Stock Options

Vancouver, Canada, November 7, 2014 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) has granted incentive stock options to directors and officers to purchase up to 597,500 common shares at $0.0115 per share for a five year period. In addition, the Company has granted an incentive stock option to a consultant to purchase up to 75,000 common shares at $0.115 per share for a two year period.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCQB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi

Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Should you wish to receive company news & updates from CanAlaska, please OPT-IN by clicking on the following hyperlink: OPT-IN CanAlaska Uranium Ltd.

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	23 December 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Correction of Stock Option Exercise Price

Vancouver, Canada, November 10, 2014 - CanAlaska Uranium Ltd. (TSX-V – CVV) (“CanAlaska” or the “Company”) wishes to clarify its announcement made November 7, 2014 with respect to the pricing of incentive stock options granted to directors, officers and a consultant. The exercise price of all options is $0.115 per share.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	Nov 10, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Northern Uranium earns 50% interest in NW Manitoba;

CanAlaska grants options

Vancouver, Canada, December 16, 2014 - CanAlaska Uranium Ltd. (TSX-V - CVV; OTCQB – CVVUF; Frankfurt - DH7F) (“CanAlaska” or the “Company”) is pleased to announce that it has received notice from Northern Uranium of the expenditure threshold for the 50% earned interest in the NW Manitoba property, as well as continued work on the NW Manitoba project.  Northern Uranium was required to issue a total of 4,500,000 shares and 2,250,000 warrants to CanAlaska as well as incur $3,200,000 in expenditures on the property. Northern Uranium has now met these requirements and has earned a 50% interest in the project.

Northern Uranium has reported that it has now expanded its drill program with the addition of a diamond drill rig which is testing the large coincident resistivity, gravity and radon targets defined on the Maguire Lake target.

The Company has granted to an insider an incentive stock option to acquire up to 90,000 common shares at $0.135 per share for a five year period.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV – TSX-V, CVVUF -- OTCBB, DH7F -- Frankfurt) has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium" since 2005. The Company has major international partners for its West McArthur and Cree East properties, and is concentrating its activities on these advanced projects.

For more information, visit www.canalaska.com

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	16 December, 2014

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

CanAlaska Uranium Awaiting Results from Partner Funded Exploration Programs

Vancouver, Canada, February 4, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) (“CanAlaska” or the “Company”) is pleased to report on a series of activities on its uranium projects, as well as upcoming initiatives to take advantage of the current resurgence of interest in uranium commodities.

Exploration Underway at Patterson Lake and NW Manitoba

CanAlaska is anticipating exploration news from two of its exploration projects in the Athabasca Basin region. Makena Resources has resumed work on the Company’s Patterson Lake property, and Northern Uranium has restarted drilling at the NW Manitoba project. The Patterson Lake project is strategically located adjacent to the PLS project of Fission Uranium and the Patterson Lake North project of Fission 3.0. Initial exploration conducted in 2014 at the Patterson Lake property revealed multiple conductive anomalies. The basement within these zones is relatively shallow at approximately 154 metres.

At the NW Manitoba property, core drilling has commenced to evaluate a number of gravity and resistivity targets. These known targets were confirmed and expanded by Northern Uranium, the operator of the project, as part of their $3 million exploration on the project the past 12 months. The exploration program also highlighted strong adjacent and coincident radon targets. CanAlaska has received 2.5 million commons shares and 1.25 million common warrants of Northern Uranium which has the option to spend a further $2.8 million to earn an additional 20% interest in the project from CanAlaska. The Company is eagerly awaiting drill results from the property.

View of NW Manitoba Camp

Key Projects Ready for Drilling in 2015

CanAlaska’s has two key Joint Ventured projects at West McArthur and Cree East which are operated by the Company on behalf of its Japanese and Korean partners. Both of these projects had extensive exploration prior to and just following the Fukushima nuclear event. Market conditions have limited work on these projects since 2012, however, a detailed $400,000 geophysical work program was carried out on the Cree East project in 2014, and a new diamond drill program is anticipated as the resource markets improve, or upon third party funding. The drill contractor currently has a drill on the main target site, and this could be utilized for winter or summer drilling. The most recent work on the West McArthur project identified extensive hydrothermal alteration in the Athabasca sandstone units overlying the unconformity at Grid 5. This priority target is located immediately west of the Fox Lake targets, which have been drilled continuously and intensively by Cameco and Areva since 2008.

News Release	Page 1	Feb 4, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Non-Core Projects Available for Option or Sale

Over the coming months, the Company will continue to market its non-core projects to interested parties. The potential for the sale or option of any of these properties provides significant upside for CanAlaska and minimizes shareholder dilution at current low share prices. The 2014 sale of the Kasmere South property was a significant event. Exploration anticipated on this property in 2015 and overflow work onto our adjacent 100% owned Kasmere North property, will be of great benefit to the Company. In addition to uranium properties, CanAlaska has several diamond prospects available for option. Information on CanAlaska’s Pikoo area diamond properties in Saskatchewan is available on the Company’s website http://www.canalaska.com/s/Diamond.asp?ReportID=692188.

Greater Market Awareness and Accessibility for Shareholders

In the United States, the Company has seen an increase in trading with its new listing on the OTCQB Marketplace under the symbol, CVVUF. The listing on the OTCQB enables greater trading information and exposure with further accessibility to our US shareholder base. The Company has progressively updated information for shareholders and interested parties through its website, and select social media such as Twitter. Additionally, Company management plans to provide further direct access for shareholders at upcoming trade and technical shows. From March 1 – 4, 2015, the Company will be an exhibitor and presenter at PDAC in Toronto, a leading mining and exploration convention.

Register to Receive News

CanAlaska will continue to trade on the TSX Venture Exchange under its existing symbol CVV. Shareholders and interested parties are also advised that due to new Canada’s new anti-spam legislation, they are required to provide consent to receive continued email communication from the Company. In addition to news releases, CanAlaska occasionally alerts investors to major developments in the uranium market, including through its President’s Blog. Please visit CanAlaska’s website to OPT-IN to receive news releases and related market information: http://www.canalaska.com/s/InformationRequest.asp.

About CanAlaska Uranium

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects.

News Release	Page 2	Feb 4, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 3	Feb 4, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

CanAlaska Uranium Reports on Multiple Projects

Vancouver, Canada, March 2, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) (“CanAlaska” or the “Company”) is pleased to update shareholders on its active exploration.

Exploration at NW Manitoba

CanAlaska VP Exploration, Dr Karl Schimann, visited the Maguire Lake drill camp to review core from the current exploration being carried out under a 70% option earn-in by Northern Uranium Corp. The focus of the Company is on the Maguire structural zone (See figure 1), with its large coincident radon-gravity-resistivity targets.

Previous work by the Company located hydrothermal alteration with uranium mineralization in bedrock stringers and in high grade uranium pebbles in down-ice dispersion patterns. The current drilling commenced with drill holes 7 and 8 on the northern of three local targets. This drilling from land tested the western edge of the anomaly, but did not intercept the main combined resistivity-gravity target.

Drill hole 9, 1.1km to the south is located in the centre of an 800 x 400 metre gravity anomaly which reaches -1 milligal intensity. The clay alteration in hole 9 is compatible with such an anomaly, as well as with the DC resistivity low which coincides with the core of the gravity anomaly. Uranium-mineralized boulders occur in the till down ice from this gravity and resistivity anomaly including a sample of massive pitchblende (66% U3O8). This vertical drill hole was completed to 176 metres depth. The drill hole intersected a sub-vertical sequence of alternating marble and dirty quartzite or siliceous calc-silicate. The alteration starts near surface as one metre sections of sheared clay altered rubble and soft rock. Shearing and alteration increase in frequency downward and by 95 metres the clay alteration becomes pervasive and most of the rock is soft. Patches of earthy red hematite become frequent below 120 metres, as shown in the photograph. Below 135 metres only a mix of sand and clay was recovered. About 35 metres of core was lost between 134 and 174 metres.

News Release	Page 1	Mar 2, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Due to a drilling problem, the hole could not be tested with a down-hole gamma probe and thus the possibility remains that uranium mineralization occurs below the recovered core even if no significant results were obtained from these samples. The handheld spectrometer however does show an increase in radioactivity below 120 metres with four spikes between 86 metres and end of hole.

The alteration pattern in hole 9 is typical of the intense hydrothermal systems hosting Athabasca unconformity uranium deposits. Further drilling is required on this significant hydrothermal system with a series of angle holes to test the zone of lost core and produce a fence across the centre of the gravity anomaly. Parallel fences north and south of hole 9 are also warranted.

Drill holes 7 and 8 tested the edge of another similar, but larger, gravity anomaly, outside of the coinciding DC resistivity low. They intersected a sequence of pelitic to semi-pelitic rocks alternating with white pegmatite/granite. Sections of clay/chlorite alteration, some with hematite occur, but are not as frequent and as intense as in hole 9. This suggests that a similar hydrothermal system is present but that holes 7 and 8 are within its outer margins. The three northern Maguire gravity-resistivity targets are shown in Figure 2

Key Projects with International Partners

CanAlaska has two key Joint Ventured projects at West McArthur and Cree East which are operated by the Company on behalf of its Japanese and Korean partners. Market conditions have limited work on these projects since 2012, however, a detailed $400,000 geophysical work program was carried out on the Cree East project in 2014, and a new diamond drill program is anticipated as the resource markets improve, or upon third party funding. The drill contractor currently has a drill on the main target site, and this could be utilized for winter or summer drilling.

News Release	Page 2	Mar 2, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

The most recent work on the West McArthur project identified extensive hydrothermal alteration in the Athabasca sandstone units overlying the unconformity at Grid 5. This priority target of the CanAlaska-MC Resources Joint venture is located immediately west of the Read Lake project and Fox Lake discovery and targets of Cameco, which have been drilled continuously by Cameco and Areva since 2008. According to Cameco’s latest Annual Reports the Read Lake project will receive the majority of Cameco’s exploration attention again in 2015.

Pikoo Diamond Discovery

CanAlaska staked 12 diamond properties in the Pikoo diamond discovery area in July and August 2013. The Company had previously researched the characteristics of diamond discoveries in this area, and was able to stake significant geophysical targets within the area of indicator mineral sampling. Some of these targets were prior but unresolved targets chosen by Stornoway Diamond Corp, and others were targets from previous exploration in the area during the early 1990. The sale of two of these claim groups to Copper Reef Mining Corp in 2014 culminated in December 2014 with the discovery of diamond indicator minerals in the direct vicinity of target B2. Copper Reef has now defined a strong drill target on this property (see Copper Reef News Release at the following link… http://www.copperreefmining.com/s/news-releases.asp?ReportID=695141&_Type=News-Releases&_Title=Copper-Reef-Completes-Airborne-Magnetic-Survey-at-Pikoo)

The Company has been following the successful development of sampling and diamond target evaluation in this area, and has been in discussion with industry groups concerning further sales or options of CanAlaska projects in this area.

Non-Core Projects Available for Option or Sale

Over the coming months, the Company will continue to market its non-core projects to interested parties. The potential for the sale or option of any of these properties provides significant upside for CanAlaska and minimizes shareholder dilution at current low share prices. The 2014 sale of the Kasmere South property was a significant event. Exploration anticipated on this property in 2015 and overflow work onto our adjacent 100% owned Kasmere North property, will be of great benefit to the Company. Information on CanAlaska’s Pikoo area diamond properties in Saskatchewan is available on the Company’s website http://www.canalaska.com/s/Diamond.asp?ReportID=692188.

News Release	Page 3	Mar 2, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Toronto PDAC Investors Exchange

From March 1 – 4, 2015, the Company is exhibiting at booth #2140 of the Investors Exchange at the PDAC in Toronto. Management will be available to discuss projects and plans with shareholders and new investors. The PDAC is a world leading mining and exploration convention, and is expected to be attended by approximately 30,000 delegates from around the world.

Register to Receive News

Shareholders and interested parties are also advised that due to new Canada’s new anti-spam legislation, they are required to provide consent to receive continued email communication from the Company. In addition to news releases, CanAlaska occasionally alerts investors to major developments in the uranium market, including through its President’s Blog. Please visit CanAlaska’s website to OPT-IN to receive news releases and related market information: http://www.canalaska.com/s/InformationRequest.asp.

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings have attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,

CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 4	Mar 2, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

Strong Gravity Anomaly Discovered at Patterson West Uranium Project

Vancouver, Canada, April 13, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) (“CanAlaska” or the “Company”) is pleased to report that gravity surveys carried out by Makena Resources as part of their option of CanAlaska’s Patterson West uranium project in the Athabasca Basin, has uncovered multiple gravity anomalies including an intense 1.5 by 0.5 km anomaly along a major geological domain boundary.

Further exploration, including drilling is planned by Makena on this large, strong target. This new exploration will test for uranium mineralization in the basement rocks. The property is located adjacent to the PLS claims of Fission Uranium Corp, and 10 km north west of their triple R deposit. The Arrow discovery of NexGen Energy Ltd, is located approximately15 km east of the main gravity anomaly on the Patterson property.

Results of surveys illustrate distinct gravity low anomalies as shown in blue n the attached image

Dr. Karl Schimann, V.P. Exploration, CanAlaska stated, "Recently completed gravity surveys at the Patterson project have outlined multiple intense gravity low anomalies. The largest and most intense anomaly is 1.5 km long by 0.5 km wide and correlates with magnetic lineaments as well as with VTEM conductive anomalies. This strong anomaly is close to, and parallel to, the magnetic boundary marking the edge of the Clearwater Domain. Historical drill hole CLU11-79 is also close to this boundary, and the basement intersected in this drill hole is mylonitised and clay/sericite-altered. Drilling is warranted on this well-defined anomaly."

The gravity surveys were conducted at the Patterson West project, one of three properties (collectively the Patterson properties) the Company holds in the southwest Athabasca Basin region. Patterson West straddles the Athabasca Basin edge with basement rock 130 to 200 metres below Cretaceous and Recent sediments. A VTEM max airborne survey flown in January 2014 identified multiple conductive zones.

News Release	Page 1	Apr 13, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

CanAlaska owns a 100% interest in the Patterson properties. Makena is currently earning a 50% interest in the Patterson West property by carrying out staged work programs totaling $1.4M, along with cash payments of $100,000, and warrant share issuances of 4.8M shares of Makena.

Dr. Karl Schimann, PhD, P.Geo, is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	Apr 13, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

CanAlaska: Significant Uranium Mineralization Intersected at NW Manitoba

Second Diamond Drill Mobilized to Project

Vancouver, Canada, April 22, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) reports that uranium mineralization has been detected at the North West Manitoba project by drilling. A down hole gamma ray log of hole MG15DD-0012 has revealed highly anomalous responses attributable to uranium mineralization between 164 and 238 metres and between 285 and 347 metres. This is the first significant uranium mineralization to be identified at Maguire Lake

Operated by Northern Uranium that holds a 50% interest in the property, the latest drill program at Maguire Lake continues to intersect a substantial hydrothermal alteration zone, with multiple structures over a 100 metre width and 300 metre strike length characterized by intense clay-hematite alteration. Unconformity style uranium mineralization in the Athabasca Basin is associated with these hydrothermal alteration zones and fault structures.

Peter Dasler, President and CEO, CanAlaska, states, “The latest drill results are highly encouraging as they continue to confirm the geological model for uranium deposits. Additional drilling will enable initial drill-testing of multiple targets in search of high-grade uranium mineralization.”

Hole MG15DD-0012

Hole MG15DD-0012 has been through the central portion of a large ground gravity low with IP-resistivity conductive anomalies coincident with anomalous radon in water. The hole was drilled with large HQ core through ice at a bearing of 320 degrees and an inclination of 55 degrees. Bedrock was intersected at 26.1 metres and the hole continues to 350.35 metres. A down hole gamma ray log was completed and revealed highly anomalous responses attributable to uranium mineralization between 164 and 238 metres and again between 285 and 347 metres.

The first anomalous zone from 164 to 238 metres was hosted in sericite and clay altered calc-silicate, massive radioactive clay and radioactive granite bracketed by very strong clay alteration. The highest radioactive anomaly (approximately 55 times background) in this section is attributable to a 33cm silicified breccia with rounded granitic and exotic clasts cutting radioactive granite. This anomalous intersection is present within an extensive regional southwest to northeast trending steeply northwest dipping fault zone.

The second zone anomalous in uranium from 285 to 347 metres ranges to over 65 times background and is attributable to a pegmatitic dyke cutting unaltered pelite to a depth of 311 metres at which point massive unaltered pegmatite was intersected to the end of the anomalous zone at 347 metres. High-grade uranium mineralization could be situated above, below or along strike to the southwest or northeast of the first 164 to 238 metre uraniferous zone of hole MG15DD-0012 which encountered sericite and other clay alteration associated with a regional fault zone.

News Release	Page 1	Apr 22, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Hole MG15DD-0013

Hole MG15DD-0013 was collared along the strike of the fault zone 120 metres to the southwest of hole MG15DD-0012. It was drilled at the same 320 degree azimuth and 55 degree inclination and passed directly under vertical drill hole MG15DD-0011. The hole is located within the same 500 by 800 metre gravity low and was designed to test an IP and resistivity conductive anomaly at 100 metres depth and a strongly conductive anomaly at 150 metres depth.

Bedrock consisting of semipelite with pink granitic stringers was intersected at 51.2 metres depth and continued to the end of hole at 215 metres. The hole was ended early due to deteriorating ice conditions at the drill site. A down hole gamma ray log to 211 metres depth returned only weak radioactive spikes at 90 and 150 metres depth. The uranium mineralization intersected 120 metres to the northeast in hole MG15DD-0012 was far stronger. The presence of higher grade mineralization to the northeast is also supported by the recent RadonEx survey which provided infill coverage of this area and returned higher radon in water results to the northeast.

Hole MG15DD-0014

Drilling has now commenced on hole MG15DD-0014, located 120 metres along strike to the northeast from hole MG15DD-0012. This hole is targeting the center of the gravity low which was previously tested by vertical hole MG15DD-0009 which suffered from very poor core recovery and the hole was lost before a down hole gamma ray survey could be completed. In addition hole MG15DD-0014 targets a conductivity anomaly at 100 metres depth as well as the anomalous radon in water results returned from the recent infill RadonEx survey.

Summary

In addition to the very encouraging anomaly presently being drilled at least 4 additional lake targets and 7 additional land targets remain to be tested. These anomalies are based on the results of ground gravity, IP and resistivity surveys, airborne electromagnetic surveys, RadonEx radon in water surveys and AlphaTrack radon on land surveys. All of these targets are up-ice of uraniferous boulders (up to 66% U3O8) discovered in a prospecting program by CanAlaska geologists. To better define these targets an infill radon in water survey by RadonEx Exploration Management has been completed and a ground gravity survey has been completed in the field. The results from these surveys are presently being compiled. A second large diamond drill rig is presently being mobilized to the project to assist with drilling the lake and land targets.

News Release	Page 2	Apr 22, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Exploration Manager Bruce MacLachlan and senior geologist Daniel Rubiolo at lakeside alteration zone Maguire Lake.

Dr. Karl Schimann, PhD, P.Geo, is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

News Release	Page 3	Apr 22, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 4	Apr 22, 2015